Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31,
	2014	2013

Loss from continuing operations excluding income or loss from equity investments	$(169,642)	$(145,192)
Adjustments:
Fixed charges	99,298	101,615
Distributed income from equity investments	3,355	—
Capitalized interest, net of amortization	1,206	(3,315)
Total loss	$(65,783)	$(46,892)
Fixed charges:
Interest expense	$96,471	$95,087
Capitalized interest	—	4,133
Portions of rent which represent an interest factor	2,827	2,395
Total fixed charges	$99,298	$101,615
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$99,298	$101,615

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.